Exhibit 99.1

EBIX AND YATRA TO HOST JULY 19 CONFERENCE CALL TO DISCUSS EBIX’S ACQUISITION OF YATRA ONLINE

GURUGRAM & NOIDA, India, ATLANTA and NEW YORK— July 18, 2019 — Ebix, Inc. (NASDAQ: EBIX) and Yatra (NASDAQ: YTRA; OTCQX: YTROF) announced today that they will be hosting a joint conference call to further discuss EBIX’s acquisition of Yatra Online, Inc. on Friday, July 19, 2019 at 8:00 am EDT.

Conference Call Information

Dial-in details for the live conference call:

US/International dial-in number: +1 323-794-2423

Confirmation Code: 7972157 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code)

Dial-in details for the replay:

A telephone replay will be available for five days following the conclusion of the conference call.

US/International dial-in number: +1 719-457-0820

Confirmation Code: 7972157

About Ebix, Inc.

With 50+ offices across 6 continents, Ebix, Inc., (NASDAQ: EBIX) endeavors to provide On-Demand software and E-commerce services to the insurance, financial, healthcare and e-learning industries. In the Insurance sector, Ebix’s main focus is to develop and deploy a wide variety of insurance and reinsurance exchanges on an on-demand basis, while also, providing Software-as-a-Service (“SaaS”) enterprise solutions in the area of CRM, front-end & back-end systems, outsourced administration and risk compliance services, around the world.

With a “Phygital” strategy that combines 320,000 physical distribution outlets in many Southeast Asian Nations (“ASEAN”) countries, to an Omni-channel online digital platform, the Company’s EbixCash Financial exchange portfolio encompasses leadership in areas of domestic & international money remittance, foreign exchange (Forex), travel, pre-paid & gift cards, utility payments, lending, wealth management etc. in India and other markets. EbixCash’s Forex operations have emerged as a leader in India’s airport Foreign Exchange business with operations in 32 international airports including Delhi, Mumbai, Bangalore, Hyderabad, Chennai and Kolkata, conducting over $4.8 billion in gross transaction value per year. EbixCash’s inward remittance business in India conducts approx. $5 billion gross annual remittance business, confirming its undisputed leadership position in India. EbixCash, through its travel portfolio of Via and Mercury, is also one of Southeast Asia’s leading travel exchanges with over 2,200+ employees, 212,450+ agent network, 25 branches and over 9,800 corporate clients; processing an estimated $2.5 billion in gross merchandise value per year. EbixCash’s technology services Division has emerged as a leader in the areas of lending technology, asset & wealth management technology, travel technology in India; besides having grown its international expanse to Europe, Middle East, Africa and ASEAN countries.

Through its various SaaS-based software platforms, Ebix employs thousands of domain-specific technology professionals to provide products, support and consultancy to thousands of customers on six continents. For more information, visit the Company’s website at www.ebix.com

About Yatra Online, Inc and Yatra Online Pvt. Ltd.

Yatra Online, Inc is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India’s leading Corporate Travel services provider with over 800 Corporate customers and one of India’s leading online travel companies and operates the website Yatra.com. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 100,000 hotels in India and over 1,000,000 hotels around the world. Launched in August 2006, Yatra was ranked the Most Trusted E-Commerce Travel Brand in India in the Economic Times Brand Equity Survey 2016 for the second successive year, and has won the National Tourism Award for ‘Best Domestic Tour Operator (Rest of India)’ at the India Tourism Awards held in September 2017 for the third time in a row.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Report of Foreign Private Issuer on Form 6-K that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Yatra and Ebix. These forward-looking statements may include but are not limited to statements about the expected completion of the merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the merger as there can be no assurances that the merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of Yatra and Ebix generally, including those set forth in Yatra’s most recent Annual Report on Form 20-F, especially in the “Risk Factors” and “Operating and Financial Review and Prospects” sections therein, and in its subsequent Reports on Form 6-K, and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and Yatra and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

EBIX CONTACT:

Vandana Pathak

vandana@p4c.in or 9920215589

Darren Joseph or Gautam Sharma

678-281-2027 or IR@ebix.com

David Collins or Chris Eddy

Catalyst Global - 212-924-9800 or ebix@catalyst-ir.com

YATRA CONTACT:

Manish Hemrajani
Yatra Online, Inc.
VP, Corporate Development and Investor Relations
ir@yatra.com